

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, CO 80903

> **Re: STL Marketing Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed February 20, 2015**
> **File No. 000-55013**

Dear Mr. Quiros:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to comments 2 and 4, regarding the Lease Agreement and the AEP Report, respectively. Please advise us as to whether your intention is to file the agreements as exhibits to your filing and submit a confidential treatment request for certain limited redacted portions of the agreements pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, or to submit the agreements as supplemental material and make a concurrent request that the agreements be returned to you pursuant to Rule 12b-4 under the Exchange Act and/or afforded confidential treatment under Rule 83.

Item 1. Business, page 4

2. We note your disclosure that on June 24, 2014, PSS entered into a Strategic Alliance and Distribution Agreement with Call Management Products, Inc., in connection with the marketing and selling of telecommunications products. If material, please file a copy of such agreement as an exhibit to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Overview of Our Telecommunications Business, page 7

3. Please also provide further details regarding the "internal work [that] has been completed on both the structural necessities for this type of transactional business and the necessary training and certifications processes to ensure the proper infrastructure in instituting a process to establish dealers."

4. Please provide further explain PSS's status as an "exclusive Strategy Ally for CMP's products."

5. We note your statements that you have issued "just under $100,000 of quotes to interested, potential customers for VoIP equipment." Please explain how you have located and continue to locate customers for such products.

6. Please explain how you have located and plan to continue to locate dealers for your products, and provide further details regarding the material terms of your distribution agreements. Please also file a copy of any material distributor agreements as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 7

7. We note your disclosure that work on your PPA Proposal in Costa Rica has been delayed for a period of eighteen months, and that you "cannot state with any certainty or provide any assurances of an expected timeline for regulatory approval." Please revise your risk factors to discuss the risks related to the current regulatory environment in Costa Rica and the delay in your operations, along with any associated consequences. Please also disclose any risks and consequences if your operations in Costa Rica are unable to proceed.

Item 2. Financial Information

Plan and Operations, page 14

8. Please provide the basis for your belief that, in 2015, "PhoneSuite Solutions, Inc. will begin to generate revenue, add dealers, and follow through with our goal to gain financial independence."

Item 3. Properties, page 17

9. We note your response to comment 6 and your revised disclosure that your board of directors believes your lease agreement in Guanacaste, Costa Rica is material. Please file a copy of the lease as an exhibit to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 18

10. Please revise your beneficial ownership table to include *beneficial* holders of more than five percent of any class of your voting securities, in addition to those individuals required to be included pursuant to Item 403(b) of Regulation S-K. In this regard, we note that you have included Cede & Co. as the beneficial holder of 755,871,904 shares of your common stock. Please see Item 403(a) of Regulation S-K.

11. Please update your beneficial ownership table to include any person who is known to you to be the beneficial owner of more than five percent of any class of your voting securities. In this regard, we note your disclosure on page 22 that in the nine months ended September 30, 2014, you issued 176,088,000 shares of your common stock to Tarpon Bay Partners, LLC.

Item 6. Executive Compensation, page 19

12. Please clarify the amounts of the salaries listed in your Summary Compensation Table that have been paid to date, as well as the amounts accrued, for each of your named executive officers.

Notes to the Condensed Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations, page F-5

13. You state in your response to comment 16 that you filed a copy of the acquisition agreement as an exhibit to the filing. We are unable to locate the exhibit in the exhibit index on page 24. As previously requested, please file a copy of the acquisition agreement as an exhibit to the filing.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013

14. You state in your response to comment 18 that you will revise the certifications filed as Exhibits 31.1 and 31.2 to conform to the certifications set forth in Item 601(b)(31)(i) of Regulation S-K. Please do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551- 3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: Joseph Lucosky, Esq.
        Lucosky Brookman LLP